As filed with the Securities and Exchange Commission on October 19, 1999

                                                      Registration No. 333-88495
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                               -----------------

                    For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2

                               -----------------

A. EXACT NAME OF TRUST:
   McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series III and Technology Trust Series III

B.    NAME OF DEPOSITORS:

   McLaughlin, Piven, Vogel Securities, Inc.     Reich & Tang Distributors, Inc.

C. COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
   McLaughlin, Piven, Vogel Securities, Inc.     Reich & Tang Distributors, Inc.
   30 Wall Street                                600 Fifth Avenue
   New York, New York 10005                      New York, New York 10020


D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                               COPY OF COMMENTS TO:
   ALLAN M. VOGEL             PETER J. DEMARCO                   MICHAEL R. ROSELLA, Esq.
   President                  Executive Vice President           Battle Fowler LLP
   McLaughlin, Piven, Vogel   Reich & Tang Distributors, Inc     75 East 55th Street
   Securities, Inc.           600 Fifth Avenue                   New York, New York 10022
   30 Wall Street             New York, New York 10020           (212) 856-6858
   New York, New York 10005

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
   An indefinite number of Units of McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series III and Technology Trust Series III are being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
   Indefinite.

G. AMOUNT OF FILING FEE: No filing fee required.

H. APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:
   As soon as practicable after the effective date of the Registration
   Statement.


/X/ Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

================================================================================

883022.1

--------------------------------------------------------------------------------

                    MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS
--------------------------------------------------------------------------------



                           INDUSTRIAL TRUST SERIES III

                           TECHNOLOGY TRUST SERIES III


          A unit investment trust comprised of two separate portfolios.



INDUSTRIAL TRUST: The investment objective of the Industrial Trust is to maximize total return through capital appreciation.

TECHNOLOGY TRUST: The investment objective of the Technology Trust is to maximize total return through capital appreciation.

The Sponsors are McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trusts and the Statements of Financial Condition of the Trusts. Part B contains general information about the Trusts. Part A and Part B must be distributed together. Read and retain this Prospectus for future reference.
================================================================================


================================================================================


     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus.
            Any representation to the contrary is a criminal offense.



                        PROSPECTUS DATED OCTOBER 19, 1999



881978.1

                               INVESTMENT SUMMARY


INVESTMENT OBJECTIVE. The Industrial Trust Series III (the "Industrial Trust") and the Technology Trust Series III (the "Technology Trust") each seek to maximize total return through capital appreciation. There is no guarantee that the investment objectives of the Trusts will be achieved.


STRATEGY OF PORTFOLIO SELECTION.


The Industrial Trust. The Industrial Trust seeks to achieve its investment objective by investing in a fixed portfolio of the 25 best performing stocks on the S&P 500 Index*, as measured by price appreciation, during the twelve-month period ending September 30, 1999. Price appreciation is measured by the percentage change in market value of each stock from September 30, 1998 through September 30, 1999. This strategy involves a 4-step selection process:

     Step 1: Calculate the price appreciation for each company listed on the S&P 500 Index over the 12-month period ending September 30, 1999.


     Step 2: Eliminate non-ordinary common shares (including preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).

     Step 3:  Select the 25 stocks which have the greatest price appreciation.

     Step 4:  Of the 25 stocks selected for the Trust, weigh the stocks equally.


The Technology Trust. The Technology Trust seeks to achieve its investment objective by investing in a fixed portfolio of 18 stocks, comprised primarily of technology companies which had both high trading volume and price appreciation, during the twelve-month period ending September 30, 1999. Trading volume is measured using data from Standard & Poor's CompuStat, Englewood, Colorado. Price appreciation is measured by the percentage change in market value of each stock from September 30, 1998 through September 30, 1999. Technology stocks are identified as those companies that derive the majority of their revenue from the technology industry, using data from Standard & Poor's CompuStat, Englewood, Colorado. This strategy also involves a 4-step selection process:

     Step 1: Calculate the number of shares traded daily, for each company listed on the NASDAQ* and the NYSE*, on each day the NASDAQ and the NYSE were open over the twelve-month period ending September 30, 1999.


     Step 2: Eliminate non-ordinary common shares (including preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).



     Step 3: Identify: (i) the 12 stocks that had the highest number of shares traded on the NASDAQ during the twelve- month period ending September 30, 1999 and from those 12 stocks select the stocks




-----------------
      * The Standard & Poor's 500 Index (S&P), The National Association of Securities Dealers Automated Quotations System (NASDAQ) and The New York Stock Exchange (NYSE) are not affiliated with the Sponsors and have not participated in any way in the creation of the Trusts or in the selection of the stocks included in the Trusts and have not reviewed or approved any information included in this Prospectus.

881978.1
                                       A-2
              that had price appreciation of 40% or greater during the same period; and (ii) the 40 stocks listed on the NYSE which had the highest number of shares traded during the twelve-month period ending September 30, 1999 and select the technology stocks which had price appreciation of 40% or greater during the same period.

     Step 4: Of the 18 stocks selected for the Trust, weigh the stocks in the following manner:

              10% in each of the first two companies to rank in the top half of the volume and price categories, first by volume and then by price;

              6% in each of the four companies that ranked highest in the trading volume category and 6% in each of the four companies that ranked highest in the price appreciation category, excluding any company that was already selected and received a 10% weighting; and

              4% in each of the remaining companies.


The volume of shares traded daily on the NASDAQ (and NYSE) does not include shares represented by options trading. The inclusion of shares represented by options may have provided different results and therefore the selection of stocks for inclusion in the Technology Trust may have differed.


DESCRIPTION OF TRUSTS.


The Industrial Trust. The Industrial Trust contains 25 issues of common stock. All 25 issues are domestic companies. 100% of the issues are represented by the Sponsors' contracts to purchase. 15 stocks are listed on the NYSE and 10 stocks are listed on the NASDAQ. Based upon the principal business of each issuer and current market values, the following industries are represented in the Trust:
Cellular-Wireless Telecommunications, 4%; Communication-Equipment, 20.04%; Computers-- Hardware, 4%; Computers--Networking, 4.02%; Computers--Peripherals, 7.98%; Computers--Software/Services, 12.02%; Electrical Equipment, 4.01%; Electronics Semiconductors, 12%; Equipment-Semiconductors, 7.98%; Investment Banking/ Brokerage, 4%; Manufacturing-Diversified, 7.99%; Retail--Computers/Electronics, 7.98%; and Telephone--Long Distance, 3.98%. The Trust is concentrated in the computer industry.

The Technology Trust. The Technology Trust contains 18 issues of common stock. All 18 issues are domestic companies. 100% of the issues are represented by the Sponsors' contracts to purchase. 10 of the stocks are listed on the NASDAQ and the remaining 8 are listed on the NYSE. Based upon the principal business of each issuer and current market values, the following industries are represented in the Trust: Communications Equipment, 7.98%; Computers--Hardware, 14.03%; Computers-- Networking, 6%; Computers--Peripherals, 4%; Computers--Software/Services, 30%; Electronic--Semiconductors, 15.98%; Equipment--Semiconductors, 4.01%; Investment Banking/Brokerage, 6.01%; Retail-Home Shopping, 6%; and Telephone-- Long Distance, 5.99%. The Trust is concentrated in the computer technology industry.

A Trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the total assets of the portfolio.




881978.1
                                       A-3

RISK CONSIDERATIONS. Unitholders can lose money by investing in the Trusts. The value of the Units and the Securities in the Trusts can each decline in value. An investment in Units of the Trusts should be made with an understanding of the following risks:


Risk Factors Common to Both Trusts:


     o An investment in common stocks includes the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units).

     o Since the portfolios of the Trusts are fixed and "not managed," in general, the Sponsors can sell Securities only at the Trusts' termination or in order to meet redemptions. As a result, the price at which each Security is sold may not be the highest price it attained during the life of the Trusts.

     o When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional Units, an increase in the price of a particular security between the time of deposit and the time that securities are purchased will cause the Units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trusts.

     o Securities price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of each Unit and the income per Unit received by the Trusts.

     o Investors should also consider the greater risk of a Trust's concentration, in a particular industry or in a single stock, and the effect on their investment versus a more diversified portfolio. Investors should compare returns available in less concentrated portfolios before making an investment decision.




     o Some of the Securities are currently listed on the NASDAQ stock market. The existence of a liquid trading market for certain Securities may depend on whether dealers will make a market in such Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or that any such market will be or remain liquid. The price at which the Securities may be sold and the value of the Trusts will be adversely affected if trading markets for the securities are limited or absent.

     o Since the Trusts are concentrated in stocks which derive a substantial portion of their income from the computer and computer technology industries, investors should be familiar with the risks associated with these industries which may include the volatile price of computer and technology stocks, greater government regulations and products that may become obsolete.

PUBLIC OFFERING PRICE. The Initial Public Offering Price per 100 units of the Trusts is calculated by:

     o dividing the aggregate value of the underlying securities and cash held in the Trusts (representing the estimated organizational costs) by the number of units outstanding;

     o adding a sales charge of 4.495% (4.707% of the net amount invested) for the Industrial and Technology Trusts; and

     o   multiplying the result by 100.

881978.1
                                       A-4

In addition, during the initial offering period, the Public Offering Price per 100 units will include an amount sufficient to reimburse the Sponsors for the payment of all or a portion of the estimated organizational costs of the Trusts. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the Units are purchased. Orders involving at least 25,000 Units will be entitled to a volume discount from the Public Offering Price.

MINIMUM PURCHASE. 100 Units for individuals and 25 Units for custodial accounts and certain tax deferred retirement plans.


DISTRIBUTIONS. Each Trust will distribute any dividends received, less expenses, semi-annually. The Trusts do not expect to distribute dividends, however, in the event any dividend distributions are made, the first dividend distribution will be made on December 31, 1999 to all Unitholders of record on December 15, 1999 and thereafter distributions will be made on the last business day of every June and December. The final distribution will be made within a reasonable period of time after each Trust terminates.


ESTIMATED NET ANNUAL DISTRIBUTIONS. The Industrial Trust and the Technology Trust do not anticipate paying net annual distributions to Unitholders of those Trusts.

MARKET FOR UNITS. Unitholders may sell their Units to the Sponsors or the Trustee at any time, without fee or penalty. The Sponsors intend to repurchase Units from Unitholders throughout the life of the Trusts at prices based upon the market value of the underlying Securities. However, the Sponsors are not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his Units with the Trustee at the same price. The existence of a liquid trading market for the Securities in each of the Trusts may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trusts or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

AUTOMATIC REDEMPTION. Any transfer of Units by Unitholders from their McLaughlin, Piven, Vogel brokerage account will result in the automatic redemption of those Units. Unitholders, excluding tax sheltered retirement accounts, will generally incur a taxable gain or loss upon an involuntary redemption. See "Tax Status" in Part B.

TERMINATION. Each Trust will terminate in approximately fifteen months. During the Liquidation Period, Securities will be sold in connection with the termination of each Trust. All Securities will be sold or distributed by the Mandatory Termination Date. The Sponsors do not anticipate that the Liquidation Period will be longer than seven days, and it could be as short as one day, depending on the liquidity of the Securities being sold. Unitholders may elect one of the following three options in receiving their terminating distributions:

881978.1
                                       A-5

     o   receive their distribution in-kind, if they own at least 2,500 Units;

     o receive cash upon the liquidation of their pro rata share of the Securities; or

     o reinvest in a subsequent series of the McLaughlin, Piven, Vogel Family of Trusts (if one is offered), at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of McLaughlin, Piven, Vogel Family of Trusts, at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. When Unitholders make this election, their Units will be redeemed and the proceeds will be reinvested in units of the next available series of McLaughlin, Piven, Vogel Family of Trusts. An election to rollover terminating distributions will generally be a taxable event. See "Administration of the Trusts--Trust Termination" in Part B for details to make this election.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest any distributions they may receive (except the final distribution made at termination) into additional Units of the Trusts at a reduced sales charge of 1.00%. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.


UNDERWRITING. McLaughlin, Piven, Vogel Securities, Inc., with principal offices at 30 Wall Street, New York, New York 10005, will act as Underwriter for all of the Units of McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series III and Technology Trust Series III.




881978.1
                                       A-6

                                    FEE TABLE

--------------------------------------------------------------------------------

This Fee Table is intended to help you understand the costs and expenses you will bear directly or indirectly. See "Public Sale of Units" and "Trust Expenses and Charges" in Part B. Although the Trusts are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees, assuming the principal amount and contributions are rolled over each year into a new series subject only to a sales charge and trust expenses.

--------------------------------------------------------------------------------


Unitholder Transaction Expenses
(Fees paid directly from your investment)


                                                                                   Industrial Trust           Technology Trust
                                                                               ------------------------  -------------------------


                                                                                   As a %      Amount       As a %       Amount
                                                                                 of Initial   Per 100     of Initial    Per 100
                                                                               Offering Price  Units     Offering Price  Units
Maximum Sales Charge Imposed on Purchase.............................                  4.495%    $44.95         4.495%      $44.95
Maximum Sales Charge Imposed Per Year on Reinvested Dividends                           1.00%    $10.00          1.00%      $10.00
Estimated Organizational Expenses....................................                   .129%    $ 1.29          .129%      $ 1.29
Maximum Annual Maintenance Fee for a McLaughlin, Piven, Vogel
   Brokerage Account.................................................   $ 69.50


Estimated Annual Fund Operating Expenses
(Expenses that are deducted from Trust assets)


                                                                   Industrial Trust                       Technology Trust
                                                            --------------------------------        -------------------------------


                                                                      As a %          Amount           As a %              Amount
                                                                    of Initial       Per 100         of Initial            Per 100
                                                                    Net Assets        Units          Net Assets             Units
Trustee's Fee..............................................               .086%           $.86             .086%            $.86
Other Operating Expenses...................................               .045%           $.45             .045%            $.45
   Portfolio Supervision, Bookkeeping and Administrative Fees .025%             $.25            .025%             $.25
                                                                   ------------     ----------       -----------      -------------
Total......................................................               .131%          $1.31             .131%           $1.31
                                                                   ============     ==========       ===========      =============


                                                               Example


This Example is intended to help you compare the cost of investing in the Trusts with the cost of investing in other unit trusts. You would pay the following expenses on a $10,000 investment in each Trust assuming estimated operating expense ratio of .131% for the Industrial Trust and .131% for the Technology Trust, and a 5% return on the investment throughout the period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


                                                  1 year 3 years
Industrial Trust.................................   $544   $1,527
Technology Trust.................................   $544   $1,527


     For purposes of the example, the sales charge imposed on reinvested dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. If these charges and fees were included, your costs would be higher. The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or an annual rate of return.

     Although the Trusts have a term of only approximately fifteen months and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are rolled over each year into a new series.


     The Annual Maintenance Fee is applicable to your entire brokerage account regardless of account size or diversity of holdings and is not related solely to the purchase of Units. Such account may entitle Unitholders to a commission discount for equity trades. Contact your account representative for additional information and see page B-9.


881978.1
                                       A-7

                              THE INDUSTRIAL TRUST

                        SUMMARY OF ESSENTIAL INFORMATION
  As of October 18, 1999, the business day prior to the Initial Date of Deposit


Initial Date of Deposit of Securities in the Trust: October 19, 1999

Aggregate Value of Securities:.......................      $ 149,798

Number of Units:.....................................         15,706

Fractional Undivided Interest in
   Trust:............................................       1/15,706

Public Offering Price per 100 Units:
   Aggregate Value of Securities in Trust                  $ 149,798
   Divided By 15,706 Units (times 100)                     $  953.76
   Plus Estimated Organization Costs*                      $    1.29
   Plus Sales Charge of 4.495% of Public
   Offering Price....................................      $   44.95
   Public Offering Price+............................      $1,000.00

Sponsor's Repurchase Price And
   Redemption Price per 100 Units++:                       $  955.05

Minimum Income or Principal
   Distribution per 100 Units:.......................      $    1.00

Liquidation Period: A 40 day period
   beginning on the first business day
   following the Termination Date.

Termination Date: January 18, 2001 or
   the disposition of the last Security in the Trust.

Mandatory Termination Date: The last
   day of the Liquidation Period.

Rollover Notification Date**:
   December 29, 2000 or another date as
   determined by the Sponsors.

Evaluation Time: 4:00 p.m. New York Time

Minimum Value of Trust: The Trust may be terminated if the value of the Trust is less than 40% of the aggregate value of the Securities at the completion of the initial offering period.

Cusip Numbers: Cash: 581774221
    Reinvestment: 581774239

Trustee: The Chase Manhattan Bank

Trustee's Fee per 100 Units: $.86

Other Fees and Expenses per 100 Units: $.20

Sponsors: McLaughlin, Piven, Vogel Securities, Inc.
      and Reich & Tang Distributors, Inc.

Agent for Sponsors: Reich & Tang
      Distributors, Inc.

Sponsors' Portfolio Supervisory, Bookkeeping
And Administrative Fee per 100 Units:
      Maximum of $.25 (see "Trust Expenses and
      Charges" in Part B).

Expected Settlement Date of Securities in the Trust:
      October 22, 1999

Record Dates: December 15 and June 15

Distribution Dates: December 31 and June 30

Reinvestment Sales Charge: 1.00%


---------
* Investors will reimburse the Sponsors for all or a portion of the costs incurred in organizing and offering the Trust. These "organization costs" include costs of preparing the registration statement, the Trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The estimated organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors.

** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the McLaughlin, Piven, Vogel Family of Trusts, if offered.

+ On the Initial Date of Deposit, the only cash in the Income or Principal Accounts will represent the estimated organization costs. Anyone purchasing Units after such date will pay a Public Offering Price which includes a pro rata share of any cash in such Accounts.

++ A Unitholder redeeming 2,500 Units or more may request redemptions be made in-kind. The Trustee will distribute securities to the Unitholder's McLaughlin, Piven, Vogel broker-dealer account at The Depository Trust Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price for the Trust will be reduced to reflect its estimated organization cost.

881978.1
                                       A-8

                              THE TECHNOLOGY TRUST

                        SUMMARY OF ESSENTIAL INFORMATION
  As of October 18, 1999, the business day prior to the Initial Date of Deposit


Initial Date of Deposit of Securities in the Trust: October 19, 1999

Aggregate Value of Securities:.....................       $ 149,440

Number of Units:...................................          15,668

Fractional Undivided Interest in                           1/15,668
   Trust:..........................................

Public Offering Price per 100 Units:
   Aggregate Value of Securities in Trust                 $ 149,440
   Divided By 15,668 Units (times 100)                    $  953.76
   Plus Estimated Organization Costs*                     $    1.29
   Plus Sales Charge of 4.495% of Public
   Offering Price..................................       $   44.95
   Public Offering Price+..........................       $1,000.00

Sponsor's Repurchase Price And
   Redemption Price per 100 Units++:                      $  955.05

Minimum Income or Principal
   Distribution per 100 Units:.....................       $    1.00

Liquidation Period: A 40 day period
   beginning on the first business day
   following the Termination Date.

Termination Date: January 18, 2001 or
   the disposition of the last Security in
   the Trust.

Mandatory Termination Date: The last
   day of the Liquidation Period.

Rollover Notification Date**: December
   29, 2000 or another date as determined
   by the Sponsors.

Evaluation Time: 4:00 p.m. New York Time

Minimum Value of Trust: The Trust may be terminated if the value of the Trust is less than 40% of the aggregate value of the Securities at the completion of the initial offering period.

Cusip Numbers: Cash: 581774247
   Reinvestment: 581774254

Trustee: The Chase Manhattan Bank

Trustee's Fee per 100 Units: $.86

Other Fees and Expenses per 100 Units: $.20

Sponsors: McLaughlin, Piven, Vogel Securities, Inc.
   and Reich & Tang Distributors, Inc.

Agent for Sponsors: Reich & Tang Distributors, Inc.

Sponsors' Portfolio Supervisory, Bookkeeping and
Administrative Fee per 100 Units:
   Maximum of $.25 (see "Trust Expenses and
   Charges" in Part B).

Expected Settlement Date of Securities in the

Trust: October 22, 1999

Record Dates: December 15 and June 15

Distribution Dates: December 31 and June 30

Reinvestment Sales Charge: 1.00%


---------
* Investors will reimburse the Sponsors for all or a portion of the costs incurred in organizing and offering the Trust. These "organization costs" include costs of preparing the registration statement, the Trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The estimated organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors.

** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the McLaughlin, Piven, Vogel Family of Trusts, if offered.

+ On the Initial Date of Deposit, the only cash in the Income or Principal Accounts will represent the estimated organization costs. Anyone purchasing Units after such date will pay a Public Offering Price which includes a pro rata share of any cash in such Accounts.

++ A Unitholder redeeming 2,500 Units or more may request redemptions be made in-kind. The Trustee will distribute securities to the Unitholder's McLaughlin, Piven, Vogel broker-dealer account at The Depository Trust Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price for the Trust will be reduced to reflect its estimated organization cost.

881978.1
                                       A-9

                       MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

                           INDUSTRIAL TRUST SERIES III
                           TECHNOLOGY TRUST SERIES III

            STATEMENTS OF FINANCIAL CONDITION, AS OF OCTOBER 18, 1999

                                     ASSETS


                                                                                         Industrial          Technology
                                                                                           Trust               Trust
                                                                                     ------------------      -----------------
Investment in Securities--Sponsor's Contracts to Purchase Underlying
Securities Backed by Letter of Credit (cost for Industrial Trust: $149,798; cost
for Technology Trust: $149,440) (Note 1).........................................              $149,798               $149,440
Cash.............................................................................                   203                    202
                                                                                     ------------------      -----------------
Total............................................................................              $150,001               $149,642
                                                                                     ==================      =================

                     LIABILITIES AND INTEREST OF UNITHOLDERS

                                                                                     ==================      =================
Reimbursement to Sponsors for Organization Costs (Note 2)........................            $      203             $      202
Interest of Unitholders--Units of Fractional Undivided Interest Outstanding
(Industrial Trust: 15,706 Units; Technology Trust: 15,668 Units..................               149,798                149,440
                                                                                     ------------------      -----------------
Total............................................................................              $150,001               $149,642
                                                                                     ==================      =================
Net Asset Value per Unit.........................................................            $     9.54             $     9.54
                                                                                     ==================      =================


--------------------------

Notes to Statements of Financial Condition:

      The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results can differ from those estimates.
      (1) McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series III and Technology Trust Series III (the "Trusts") are unit investment trusts created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Industrial and Technology Trusts, jointly sponsored by McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., the Sponsors, is to maximize total return through capital appreciation. An irrevocable letter of credit issued by BankBoston in an amount of $400,000 has been deposited with the Trustee for the benefit of the Trusts to cover the purchases of such Securities. Aggregate cost to the Trusts of the Securities listed in the portfolios is determined by the Trustee on the basis set forth under "Public Sale of Units--Public Offering Price" as of 4:00 p.m. on October 18, 1999. Each Trust will terminate on January 18, 2001 or earlier under certain circumstances as further described in the Prospectus.
      (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsors for the per Unit portion of all or part of the costs of establishing the Trusts. These costs have been estimated at $1.29 per 100 Units for the Industrial Trust and $1.29 per 100 Units for the Technology Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsors will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trusts.


881978.1
                                      A-10

                               MCLAUGHLIN, PIVEN, VOGEL
                                FAMILY OF TRUSTS
                                INDUSTRIAL TRUST

                                    PORTFOLIO
                             AS OF OCTOBER 18, 1999



               Number
 Portfolio         of
    No.        Shares                Name of Issuer (1)
   -----       ------   -------------------------------------------
    1            51      Adobe Systems, Inc.
    2            55      America Online, Inc.*
    3            77      Applied Materials, Inc.*
    4           101      Best Buy Co., Inc.*
    5           117      Case Corp.
    6           217      The Charles Schwab Corp.
    7           143      Circuit City Stores-Circuit City Group
    8            91      Corning Inc.
    9            86      EMC Corp.*
   10           124      General Instruments Corp.*
   11           182      Global Crossing Ltd.*
   12            83      KLA-Tencor Corp.*
   13            92      Lexmark International Group, Inc.*
   14           128      LSI Logic Corp.*
   15           215      National Semiconductor Corp.*
   16            87      Network Appliance, Inc.*
   17            79      Nextel Communications, Inc.*
   18           114      Nortel Networks Corp.
   19           136      Oracle Corp.*
   20            31      QUALCOMM Inc.*
   21           124      Scientific-Atlanta, Inc.
   22            85      Solectron Corp.*
   23            64      Sun Microsystems, Inc.*
   24           107      Tellabs, Inc.*
   25            71      Texas Instruments, Inc.

                         Total Investment in Securities


                                 Market
                                 Value
                                of Stocks
                                   as a                         Cost of
                                percentage       Market        Securities
 Portfolio        Ticker          of the       Value Per         to the
    No.          Symbol         Trust (2)        Share         Trust (3)
   -----      ----------   -----------------    -------       ----------
    1              ADBE         4.00%             $117.6250     $5,999
    2               AOL         4.04%              109.9375      6,047
    3              AMAT         4.00%               77.7500      5,987
    4               BBY         3.99%               59.2500      5,984
    5               CSE         3.98%               50.9375      5,960
    6               SCH         4.00%               27.6250      5,995
    7                CC         3.99%               41.8125      5,979
    8               GLW         4.01%               66.0000      6,006
    9               EMC         3.99%               69.5625      5,982
   10               GIC         4.00%               48.3750      5,998
   11              GBLX         3.98%               32.7500      5,961
   12              KLAC         3.98%               71.7500      5,955
   13               LXK         3.99%               65.0000      5,980
   14               LSI         4.00%               46.6875      5,976
   15               NSM         4.00%               27.8750      5,993
   16              NTAP         4.02%               69.1875      6,019
   17              NXTL         4.00%               75.9375      5,999
   18                NT         4.00%               52.3750      5,971
   19              ORCL         3.98%               43.8750      5,966
   20              QCOM         4.05%              195.6875      6,066
   21               SFA         4.00%               48.3750      5,999
   22               SLR         4.01%               70.7500      6,014
   23              SUNW         4.00%               93.5625      5,988
   24              TLAB         3.99%               55.8750      5,979
   25               TXN         4.00%               84.4375      5,995
                              -------                        ---------
                              100.00%                         $149,798
                              =======                        =========



                             FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on October 18, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be October 22, 1999.
(2)  Based on the cost of the Securities to the Trust.
(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $149,929. The Sponsors' Loss on the Initial Date of Deposit is $131.
* Stocks which have not paid out any dividends during the twelve months preceding the Initial Date of Deposit.

881978.1
                                      A-11

                               MCLAUGHLIN, PIVEN, VOGEL
                                FAMILY OF TRUSTS
                                TECHNOLOGY TRUST

                                    PORTFOLIO

                             AS OF OCTOBER 18, 1999






                Number
 Portfolio        of                                                       Ticker
    No.         Shares                        Name of Issuer (1)           Symbol
   -----       --------      ----------------------------------------     ------------
     1             136       America Online, Inc.*                          AOL
     2             341       Oracle Corp.*                                  ORCL
     3             121       Amazon.com, Inc.*                              AMZN
     4             133       Cisco Systems, Inc.*                           CSCO
     5             385       E*TRADE Group, Inc.*                           EGRP
     6             129       Intel Corp.                                    INTC
     7             123       MCI WorldCom, Inc.*                            WCOM
     8             102       Microsoft Corp.*                               MSFT
     9              96       Sun Microsystems, Inc.*                        SUNW
    10             106       Texas Instruments, Inc.                         TXN
    11              77       Applied Materials, Inc. *                      AMAT
    12              86       EMC Corporation*                                EMC
    13              76       Hewlett-Packard Co.                             HWP
     14             56       International Business Machines Corp.           IBM
    15             105       Lucent Technologies, Inc.                        LU
    16              88       Micron Technology, Inc.                          MU
    17              68       Motorola, Inc.                                  MOT
    18              35       Yahoo! Inc.*                                   YHOO

                             Total Investment in Securities


                   Market
                  Value of
                Stocks as a                       Cost of
                 Percentage          Market    Securities to
 Portfolio         of the          Value Per        the
    No.          Trust (2)           Share       Trust (3 )
   -----       ------------         -------      -----------
     1              10.01%        $109.9375     $14,952
     2              10.01%         43.8750       14,962
     3               6.00%         74.0625        8,962
     4               6.00%         67.3750        8,961
     5               6.01%         23.3125        8,975
     6               5.99%         69.3750        8,949
     7               5.99%         72.8125        8,956
     8               5.99%         87.7969        8,955
     9               6.01%         93.5625        8,982
    10               5.99%         84.4375        8,950
    11               4.01%         77.7500        5,987
    12               4.00%         69.5625        5,982
    13               4.01%         79.0000        6,004
     14              4.01%        107.0000        5,992
    15               4.00%         57.0000        5,985
    16               4.00%         67.8750        5,973
    17               3.98%         87.5000        5,950
    18               3.99%        170.3750        5,963
                  -------                        ------
                   100.00%                    $ 149,440
                  =======                     =========


FOOTNOTES TO PORTFOLIO

(1) Contracts to purchase the Securities were entered into on October 18, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be October 22, 1999.
(2)  Based on the cost of the Securities to the Trust.
(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $149,880. The Sponsors' Loss on the Initial Date of Deposit is $440.
* Stock which have not paid out any dividends during the twelve months preceding the Initial Date of Deposit.


881978.1
                                      A-12

                         REPORT OF INDEPENDENT AUDITORS




THE UNITHOLDERS, SPONSORS AND TRUSTEE
MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
INDUSTRIAL TRUST SERIES III
TECHNOLOGY TRUST SERIES III

     We have audited the accompanying Statements of Financial Condition of the Industrial Trust Series III and Technology Trust Series III (two of the trusts constituting McLaughlin, Piven, Vogel Family of Trusts) including the Portfolios, as of October 18, 1999. These financial statements are the responsibility of the Trusts' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation with The Chase Manhattan Bank, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statements as of October 18, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Industrial Trust Series III and Technology Trust Series III, at October 18, 1999, in conformity with generally accepted accounting principles.


                                                      ERNST & YOUNG LLP


New York, New York
October 18, 1999



881978.1
                                      A-13

                    MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS


INDUSTRIAL TRUST SERIES III
A Core Growth Portfolio


     Everyday, investors pour money into the stock market to reach a variety of individual goals: to fund retirement, a college education, a new home or even a dream vacation. But when it comes to your goals, it is important that you have a carefully planned strategy in place--one that aims to make the most of opportunities in today's leading businesses. A core holding in some of the foremost largely capitalized companies in the United States may be a good place to begin constructing a portfolio to help you achieve your own unique financial objectives.


     The Industrial Trust Series III is a new unit investment trust for individuals who want the opportunity to earn capital appreciation from a portfolio of the twenty-five top performing stocks in the S&P 500 Index.* In particular, these stocks have been noted for their rate of price appreciation for the twelve-month period that ended September 30, 1999.


The Grand Advantage

     In today's volatile markets, larger, more established companies may add stability to your portfolio. Domestic companies with solid track records may weather global volatility better than their smaller counterparts. And while past performance does not guarantee future results, large-cap stocks have a history of significant appreciation that makes them competitive with riskier small and mid-cap stocks.

The S&P 500--A Measure of Performance

     When it comes to measuring the movements of the U.S. stock market, one of the most widely used tools is the Standard & Poor's 500 Composite Stock Price Index--The S&P 500. In fact, approximately 97% of U.S. money managers and pension plan sponsors use the index as their benchmark for performance.** The Index focuses on the stocks of large-capitalization, U.S. companies in leading industries, including the transportation, industrial, financial and utility sectors.

     The 500 stocks in the index are chosen by Standard & Poor's based on how well they represent their industry, how liquid each individual stock is, and how stable the company has proven to be over time. While the S&P 500 may not comprise the 500 largest companies in the stock market, it is an index designed to capture the returns of many different sectors of the U.S. economy.


HIGHLIGHTS OF THE INDUSTRIAL TRUST SERIES III


     Disciplined Investing --The buy-and-hold, fixed portfolio eliminates management fees and reduces trading expenses. The savings are passed through to investors. Investors purchasing units will be charged a sales charge.


---------
 * The Standard & Poor's 500 Composite Stock Price Index (S&P 500) is the property of Standard & Poor's. The company is not affiliated with the Sponsors of the Trust and has not participated in any way in the creation of the Trust or the portfolio and has not approved any information included herein.

**   Source: Standard & Poor's, a division of the McGraw-Hill Companies.



881978.1
                                        i

     Monitored Portfolio--The stocks held in your portfolio are continuously monitored, and under certain, limited, extraordinary circumstances, can be removed from the portfolio.

     Daily Pricing & Liquidity--You have the flexibility to redeem your units at the net asset value any day the stock market is open. Keep in mind that the daily price will fluctuate with the underlying securities, and may be worth more or less than you originally paid.


     Low Minimum Investment--The Trust is able to offer the twenty-five top performing stocks in the S&P 500 Index, as measured by price appreciation, for the twelve-month period that ended September 30, 1999 for an initial investment that's as low as $1,000 or $250 for qualified retirement plans or custodial accounts.


     Compounded Returns--You have the option to take advantage of the power of compounding by having distributions, if any, automatically reinvested into additional units of the Trust at a reduced sales charge.

     Three Options at Termination--The portfolio is held for approximately 15 months and then liquidated. When the Trust terminates you have three options, which may be subject to tax liability. You may:

     1.  Receive your distribution in cash,
     2. Reinvest your proceeds into a new trust (if available) at a reduced sales charge, or
     3.  Receive the shares of the underlying stocks (minimums apply).

Risk Considerations:

     An investment in Units of the Trust should be made with an understanding of the risks associated with an investment in common stocks, which include the risks that the financial condition of the issuer may become impaired or that the general condition of the stock market may worsen, and the value of the equity securities in the Trust's portfolio (and, therefore, the value of the Units) may decline. In addition, the amount realized upon the sale of a security at termination might not be the highest price attained by an individual security during the life of the Trust.


TECHNOLOGY TRUST SERIES III
Capitalizing on Today's Premier Growth Sector

     The Technology Trust Series III is a unique opportunity for individuals who want to invest in one of today's premier growth sectors. The Technology Trust Series III is a unit investment trust that seeks capital appreciation by investing in a portfolio of many of the leading technology companies that currently trade on the NASDAQ and NYSE*. And, what makes the Trust distinct is it invests primarily in dominant technology companies that have already demonstrated that they're helping to fuel the modern economy.

     The Technology Trust Series III offers high return potential by investing mainly in a portfolio of the fastest growing technology stocks that trade on the NASDAQ and NYSE. The Trust, which is a fixed portfolio of stocks, is selected by focusing on the most actively traded companies listed on the two exchanges. From this universe of stocks, the companies with a 40% or more price appreciation are chosen for the Trust. The selection of the portfolio is based on data compiled over the 12-month period ending September 30, 1999.


Why a Technology Portfolio?

     Technology is an industry that will help shape not only the next few years, but also the next millennium. It is providing innovative solutions that help businesses improve everything from customer service to production, which ultimately enhances

881978.1
                                       ii
the bottom line. However, technology isn't just part of the business world. In our personal lives we encounter new technology every day. Email, cellular phones, the Internet, and the infinite uses for microprocessors have changed the way we relax, and even keep in touch with one another.

     Such potential is why many experts agree that despite periods of short-term volatility, technology may be a core long-term growth sector that can benefit most portfolios. An investment designed to tap into the power of this burgeoning area provides the potential for superior capital appreciation.


HIGHLIGHTS OF THE TECHNOLOGY TRUST SERIES III


     Disciplined Investing--The buy-and-hold, fixed portfolio eliminates management fees and reduces trading expenses. The savings are passed through to investors. Investors purchasing units will be charged a sales charge.

     Monitored Portfolio--The stocks held in your portfolio are continuously monitored, and under certain, limited, extraordinary circumstances, can be removed from the portfolio.

     Daily Pricing & Liquidity--You have the flexibility to redeem your units at the net asset value any day the stock market is open. Keep in mind that the daily price will fluctuate with the underlying securities, and may be worth more or less than you originally paid.

     Low Minimum Investment--The Trust is able to offer this portfolio comprised primarily of technology stocks for an initial investment that's as low as $1,000 or $250 for qualified retirement plans or custodial accounts.

     Compounded Returns--You have the option to take advantage of the power of compounding by having distributions, if any, automatically reinvested into additional units of the Trust at a reduced sales charge.

     Three Options at Termination--The portfolio is held for approximately 15 months and then liquidated. When the Trust terminates, you have three options, which may be subject to tax liability. You may:

     1.  Receive your distribution in cash,
     2. Reinvest your proceeds into a new trust (if available) at a reduced sales charge, or
     3.  Receive the shares of the underlying stocks (minimums apply).

Risk Considerations:

     An investment in Units of the Trust should be made with an understanding of the risks associated with an investment in common stocks, which include the risks that the financial condition of the issuer may become impaired or that the general condition of the stock market may worsen, and the value of the equity securities in the Trust's portfolio (and, therefore, the value of the Units) may decline. Since the Trust may be concentrated in computer technology stocks, investors should recognize the risks associated with the computer technology industry, which may include government regulation and obsolete products. In addition, the amount realized upon the sale of a security at termination might not be the highest price attained by an individual security during the life of the Trust.

---------
* The National Association of Securities Dealers Automated Quotations System (NASDAQ) and the New York Stock Exchange (NYSE) are not affiliated with the Sponsors and have not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and have not reviewed or approved any information in this brochure. The Sponsors have not independently verified this information.

881978.1
                                       iii

--------------------------------------------------------------------------------



                    MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS


                           INDUSTRIAL TRUST SERIES III
                            (the "Industrial Trust")

                           TECHNOLOGY TRUST SERIES III
                            (the "Technology Trust")



--------------------------------------------------------------------------------



                               PROSPECTUS--PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A


                                   THE TRUSTS

     ORGANIZATION. Each of the Trusts were created under New York State law pursuant to an Indenture and Trust Agreement ("Trust Agreement") among McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., as Sponsors, and The Chase Manhattan Bank, as Trustee.

     On the Initial Date of Deposit, (i) the Sponsors deposited with the Trustee common stock, including contracts for the purchase of certain such securities (collectively, the "Securities") and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases, and
(ii) the Trustee, in exchange for the Securities, registered on the registration books of the Trusts the Sponsors' ownership of all Units of the Trusts. As used herein, the term "Securities" means the common stocks initially deposited in the Trusts and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trusts pursuant to the provisions of the Indenture.

     As of the Initial Date of Deposit, a "Unit" represents a fractional undivided interest or pro rata share in the Securities and cash of the Trusts as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trusts as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trusts represented by each unredeemed Unit will increase, although the actual interest in such Trusts represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsors, or until the termination of the Trust Agreement.


881978.1
                                       B-1

     The contracts to purchase Securities deposited initially in the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

     DEPOSIT OF ADDITIONAL SECURITIES. During the 90-day period following the Initial Date of Deposit (the "Deposit Period"), the Sponsors may deposit (i) additional Securities in the Trusts that are substantially similar to the Securities already deposited in the Trusts ("Additional Securities"), (ii) contracts to purchase Additional Securities or (iii) cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trusts' portfolios on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. The proportionate relationship among the Securities in a Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in that Trust but which does not affect a Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. Deposits of Additional Securities in each of the Trusts subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in a Trust's portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in a Trust are unavailable (see "The Trusts--Substitution of Securities").

     INVESTMENT OBJECTIVE. The Industrial Trust and the Technology Trust each seek to maximize total return through capital appreciation. There is no guarantee that this objective will be achieved.

     Achievement of the investment objective is dependent upon several factors including any appreciation or depreciation in value of the Securities, the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. In addition, because of other factors (i.e., Trust sales charges and expenses, unequal weightings of stock, brokerage costs and any delays in purchasing securities with cash deposited), investors in the Trusts may not realize as high a total return as the theoretical performance of the underlying stocks in the Trusts. Since the Sponsors may deposit additional Securities in connection with the sale of additional Units, the dividend yields on these Securities may change subsequent to the Initial Date of Deposit.

STRATEGY OF PORTFOLIO SELECTION.


     The Industrial Trust. The Industrial Trust seeks to achieve its investment objective by investing in a fixed portfolio of the 25 best performing stocks on the S&P 500 Index, as measured by price appreciation, during the twelve-month period ending September 30, 1999. Price appreciation is measured by the percentage change in market value of each stock from September 30, 1998 through September 30, 1999. The strategy involves a 4-step selection process:



881978.1
                                       B-2

     Step 1: Calculate the price appreciation for each company listed on the S&P 500 Index over the 12-month period ending September 30, 1999.


     Step 2: Eliminate non-ordinary common shares (including preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).

     Step 3:  Select the 25 stocks which have the greatest price appreciation.

     Step 4:  Of the 25 stocks selected for the Trust, weigh the stocks equally.


     The Technology Trust. The Technology Trust seeks to achieve its investment objective by investing in a fixed portfolio of 18 stocks, comprised primarily of technology companies which had both high trading volume and price appreciation, during the twelve-month period ending September 30, 1999. Trading volume is measured using data from Standard & Poor's Compustat, Englewood, Colorado. Price appreciation is measured by the percentage change in market value of each stock from September 30, 1998 through September 30, 1999. Technology stocks are identified as those companies that derive the majority of their revenue from the technology industry, using data from Standard & Poor's CompuStat, Englewood, Colorado. The strategy also involves a 4-step selection process:

     Step 1: Calculate the number of shares traded daily, for each company listed on the NASDAQ and the NYSE, on each day the NASDAQ and the NYSE were open over the twelve-month period ending September 30, 1999.


     Step 2: Eliminate non-ordinary common shares (including preferred securities, rights and warrants) and foreign issues (except American Depository Receipts).


     Step 3: Identity: (i) the 12 stocks that had the highest number of shares traded on the NASDAQ during the twelve-month period ended September 30, 1999 and from those 12 stocks select the stocks that had price appreciation of 40% or greater during the same period; and (ii) the 40 stocks listed on the NYSE which had the highest number of shares traded during the twelve-month period ending September 30, 1999 and select the technology stocks which had price appreciation of 40% or greater during the same period.

     Step 4: Of the 18 stocks selected for the Trust, weigh the stocks in the following manner:

              o 10% in each of the first two companies to rank in the top half of both the volume and price categories, first by volume and then by price;

              o 6% in each of the four companies that ranked highest in the trading volume category and 6% in each of the four companies that ranked highest in the price appreciation category, excluding any company that was already selected and received a 10% weighting; and

              o    4% in each of the remaining companies.



881978.1
                                       B-3

The volume of shares traded daily on the NASDAQ (and NYSE) does not include shares represented by options trading. The inclusion of shares represented by options may have provided different results and therefore the selection of stocks for inclusion in the Technology Trust may have differed.

THE SECURITIES.

     S&P 500 Index. The S&P 500 includes a representative example of leading companies in leading industries. The S&P 500 is used by 97% of U.S. money managers and pension plan sponsors and the market value of the 500 companies contained in this index is approximately $10.4 trillion. Stocks in the S&P 500 represent approximately 80% of the market value of all publicly traded common stock in the United States although the 500 companies represent only 7% of the publicly traded companies in the United States.

     The S&P 500 is widely regarded as the standard for measuring large-cap U.S. stock market performance and is also a barometer for overall stock market performance. The S&P 500 focuses on large cap U.S. companies in leading sectors such as industrial, transportation, financial and utility. Stocks are chosen for this index based on market size, liquidity and industry group representation. NYSE companies make up approximately 91.6% of the S&P 500, NASDAQ companies account for approximately 8.0% and AMEX companies account for approximately 0.4% of this index.

     NASDAQ. Trading on the NASDAQ Stock Market began in February 1971. NASDAQ stands for the National Association of Securities Dealers Automated Quotations Systems. NASDAQ is an electronic dealer exchange (there is no physical trading floor) on which dealers trade securities by setting a buy and sell price. On NASDAQ, trading is executed through a computer and telecommunications network and trades more shares per day than any other major United States market. Approximately 5,100 domestic and foreign companies are listed on the NASDAQ. The NASDAQ Stock Market is the United States' second-largest securities market after the New York Stock Exchange. NASDAQ's share volume reached over 202 billion shares in 1998 and dollar volume reached nearly $5.8 trillion. In 1998, NASDAQ share volume was greater than that of all other U.S. stock markets. In addition, in 1998 NASDAQ listed 273 U.S. initial public offerings, which is four times more than any other U.S. stock market.

     The NASDAQ stock market is operated by the NASDAQ Stock Market, Inc., an independent subsidiary of the National Association of Securities Dealers, Inc.
(NASD). Companies listed on the NASDAQ are separated into two major classifications, the NASDAQ SmallCap Market, for small to medium-sized companies, and the NASDAQ National Market, for larger companies with higher capitalization. The NASDAQ Stock Market includes companies of every type and every size, in every stage of development. Although companies listed on NASDAQ represent a broad spectrum of industries including agriculture, mining, construction, manufacturing, transportation, retail, banking and insurance, just to name a few, the greatest industry concentrations of companies listed on the NASDAQ are in information technology (including computer technology), telecommunications, pharmaceuticals, biotechnology, finance, banking and insurance.

     The recent acquisition by the NASD of the American Stock Exchange (AMEX), a floor-based trading system, has not altered or affected the NASDAQ system. Each market will continue to function as an independent subsidiary.

     NYSE. The New York Stock Exchange (NYSE) is the world's largest equity market. The NYSE is a floor-based, auction market trading system. In 1998, there were approximately 674 million shares traded each day. Approximately 3,100 domestic and foreign companies are listed on the NYSE with over 242 billion shares outstanding and total market capitalization of nearly $12 trillion.


881978.1
                                       B-4

The NYSE consists of large, mid-sized and smaller companies in all business sectors. Moreover, virtually every leading industrial, financial and service corporation is listed on the NYSE. To be considered for listing on the NYSE, a company must meet specified levels of net earnings, assets, and trading volume, and its shares must be widely held by investors.

     SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trusts under a contract ("Failed Securities"), the Sponsors are authorized under each Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trusts.

     The Substitute Securities must be purchased within 20 days after delivery of the notice of the failed contract. Where the Sponsors purchase Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

     Whenever a Substitute Security has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of that Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

     In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.


                               RISK CONSIDERATIONS

     COMMON STOCK. An investment in Units should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of, debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

     Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which can adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal

881978.1
                                       B-5
amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trusts thus may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

     Unitholders will be unable to dispose of any of the Securities in the Trusts, and, as such, will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trusts and will vote in accordance with the instructions of the Sponsors.

     COMPUTER/COMPUTER TECHNOLOGY INDUSTRIES. The Industrial and Technology Trusts may be considered to be concentrated in the common stock of companies engaged in the computer and computer technology industries. As discussed, the value of the Units of the Trusts may be susceptible to various factors affecting these industries. Companies in the rapidly changing field of computer and computer technology face special risks. For example, their products or services may not prove commercially successful or may become obsolete quickly. As such, the Trusts may not be an appropriate investment for individuals who are not long-term investors and whose primary objective is safety of principal or stable income from their investments. The computer and computer technology-related industries may be subject to greater governmental regulation than many other industries and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these industries. Additionally, companies in these industries may be subject to risks of developing computer technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new computer technologies evolve.

     The Sponsors believe that the information summarized above for the computer/computer technology industries describes some of the more significant aspects relating to the risks associated with investing in the Trusts which may have a "concentration" in these industries. The sources of such information are obtained from research reports as well as other publicly available documents. While the Sponsors have not independently verified this information, they have no reason to believe that such information is not correct in all material respects.

     FIXED PORTFOLIO. Unlike a "managed" investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trusts. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Unitholders to do so. All the Securities in the Trusts are liquidated or distributed during the Liquidation Period. Since the Trusts will not sell Securities in response to ordinary market fluctuation, but only at each of the Trust's termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of a Trust. See "Administration of Trusts--Trust Supervision." Some of the Securities in the Trusts may also be owned by other clients of the Sponsors and their affiliates. However, because these clients may have differing investment objectives, the Sponsors may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. Although the Trusts are regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation.



881978.1
                                       B-6

     ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsors may deposit (i) Additional Securities, (ii) contracts to purchase Additional Securities or (iii) cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in a Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trusts. Brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trusts.

     In particular, Unitholders who purchase Units during the initial offering period will experience a dilution of their investment as a result of any brokerage fees paid by the Trusts during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trusts will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time. In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsors do not deliver cash in consideration for the additional Units delivered, the Trusts may be unable to satisfy their contracts to purchase the Additional Securities. The failure of the Sponsors to deliver cash to the Trusts, or any delays in the Trusts receiving such cash, may have significant adverse consequences for the Trusts.

     YEAR 2000 ISSUE. Many existing computer programs use only two digits to identify a year in the date field and were designed and developed without considering the impact of the upcoming change in the century. Therefore, the year "2000" will be incorrectly identified as the year "1900." If not corrected, many computer applications can fail or create erroneous results by or at the Year 2000, requiring substantial resources to remedy. The Sponsors and Trustee believe that the "Year 2000" problem is material to their business and operations and may have a material adverse effect on the Sponsors' and the Trustee's results of operations and, in turn, cash available for distribution by the Trustee. Although the Sponsors and the Trustee are addressing the problem with respect to their business operations, there can be no assurance that the "Year 2000" problem will be properly or timely resolved. The "Year 2000" problem may also adversely affect issuers of the Securities contained in the Trusts to varying degrees based upon various factors. The Sponsors are unable to predict what effect, if any, the "Year 2000" problem will have on such issuers.

     TERMINATION. Each of the Trusts may be terminated at any time and all outstanding Units liquidated if the net asset value of a Trust falls below 40% of the aggregate net asset value of that Trust at the completion of the initial public offering period. Investors should note that if the net asset value of a Trust should fall below the applicable minimum value, the Sponsors may then terminate that Trust, at their sole discretion, prior to the Termination Date specified in the Summary of Essential Information.

     LEGAL PROCEEDINGS AND LEGISLATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business goals.


881978.1
                                       B-7

     RETIREMENT PLANS. The Trusts may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Five year averaging will not apply to distributions after December 31, 1999. Ten year averaging has been preserved in very limited circumstances. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by McLaughlin, Piven, Vogel Securities, Inc. Fees and charges with respect to such plans may vary.

     Before investing in the Trusts, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things whether (i) the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trusts; (ii) the investment satisfies the diversification requirement of
Section 404(a)(1)(C) of ERISA; and (iii) the assets of the Trusts are deemed "plan assets" under ERISA's and the Department of Labor's definition of "plan assets."


                              PUBLIC SALE OF UNITS

     PUBLIC OFFERING PRICE. The Public Offering Price of the Units for the Trusts is computed by adding the applicable initial sales charge to the aggregate value of the Securities (as determined by the Trustee) and any cash held to purchase Securities, divided by the number of Units of the Trust outstanding. Valuation of Securities by the Trustee is made at the close of business on the NYSE on each business day. Securities quoted on a national exchange or NASDAQ are valued at the closing sale price. Securities not so quoted are valued in the manner described in the Indenture.

     PUBLIC DISTRIBUTION OF UNITS. Units will be distributed to the public at the Public Offering Price through the Sponsors and may also be distributed through dealers. The Sponsors intend to qualify the Units for sale in certain states.

     VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price based upon the number of Units purchased. This volume discount will result in the following reduction of the sales charge applicable to such purchases:


                                                            Industrial and
                                                          Technology Trusts
                                                             Approximate
                                                               Reduced
Number of Units                                              Sales Charge
---------------                                            ----------------
25,000 but less than 50,000...............................      3.995%
50,000 but less than 100,000..............................      3.745%
100,000 or more...........................................      3.495%


881978.1
                                       B-8

     For transactions of at least 100,000 Units or more, the Sponsors may negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

     These discounts will apply to all purchases of Units by the same purchaser. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount. Such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.


     Unitholders of prior series of McLaughlin, Piven, Vogel Family of Trusts (the "Prior Series") may "rollover" into the Trusts by exchanging units of the Prior Series for Units of the Trusts at their relative net asset values plus the applicable sales charge. Unitholders maintaining an account at McLaughlin, Piven, Vogel Securities, Inc. exercising this option, may purchase such Units subject to a reduced sales charge of 3.995% for the Industrial and Technology Trusts. An exchange of units of a Prior Series for Units of the Trusts will generally be a taxable event. (See "Administration of the Trusts--Trust Termination.") The rollover option described herein will also be available to investors in the prior Series who elect to exchange units of a Prior Series for units of the Trusts.


     Unitholders with a brokerage account at McLaughlin, Piven, Vogel Securities, Inc. will qualify to receive one trade to buy equity securities any time following the first Settlement Date of the Trusts and only be charged a $19.50 processing fee.

     During the initial offering period, Unitholders who have redeemed units of a Trust, may purchase Units in an amount up to the amount redeemed, of such Trust, within thirty days after such redemption, at no sales charge.

     Investors who purchase Units of the Trusts through a Keogh Plan, pension fund or other qualified retirement plan having 25 or more members maintained at McLaughlin, Piven, Vogel Securities, Inc. will be subject to a reduced sales charge of 2.0%.

     Employees (and their immediate families) of McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc. (and their affiliates) and of the special counsel to the Sponsors, may, pursuant to employee benefit arrangements, purchase Units of the Trusts without a sales charge at a price equal to the aggregate value of the underlying securities in the Trusts, divided by the number of Units outstanding. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.

     SPONSORS' PROFITS. The Sponsors will receive a combined gross underwriting commission equal to up to 4.495% of the Public Offering Price per 100 Units (equivalent to 4.707% of the net amount invested in the Securities) for the Industrial and Technology Trusts. Additionally, the Sponsors may realize a profit on the deposit of the Securities in the Trusts representing the difference between the cost of the Securities to the Sponsors and the cost of the Securities to the Trusts (see "Portfolio" in Part A). The Sponsors may realize profits or sustain losses with respect to Securities deposited in the Trusts which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities deposited in the Trusts may have been acquired through the Sponsors.


881978.1
                                       B-9

     During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsors for the Units. Cash, if any, made available to the Sponsors prior to settlement date for the purchase of Units may be used in the Sponsors' business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

     Both upon acquisition of Securities and termination of the Trusts, the Trustee may utilize the services of the Sponsors for the purchase or sale of all or a portion of the Securities in the Trusts. The Sponsors may receive brokerage commissions from the Trusts in connection with such purchases and sales in accordance with applicable law.

     In maintaining a market for the Units (see "Liquidity-Sponsors Repurchase") the Sponsors will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.


                              RIGHTS OF UNITHOLDERS

     BOOK-ENTRY UNITS. Ownership of Units of the Trusts will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's McLaughlin, Piven, Vogel brokerage account. Units held through DTC will be deposited by the Sponsors with DTC in the McLaughlin, Piven, Vogel DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trusts will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from their McLaughlin, Piven, Vogel representative. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.

     DISTRIBUTIONS. Dividends, if any, received by a Trust are credited by the Trustee to an Income Account for that Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for that Trust.

     Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Accounts of the Trusts (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of a Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date.




881978.1
                                       B-10

     As of each Record Date, the Trustee will deduct from the Income Accounts of the Trusts, and, to the extent funds are not sufficient therein, from the Principal Accounts of the Trusts, amounts necessary to pay the expenses of the Trusts (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trusts. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

     The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of each of the Trusts fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

     RECORDS. The Trustee keeps records of the transactions of the Trusts at its corporate trust office including names, addresses and holdings of all Unitholders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Unitholders for inspection at reasonable times during business hours.

     REPORTS TO HOLDERS. The Trustee will furnish Unitholders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing:

     (i) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trusts, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year;

     (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trusts, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year;

     (iii) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year;

     (iv) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and

     (v) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trusts, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

     Unitholders will be furnished with evaluations of Securities upon request to the Trustee in order to comply with Federal and state tax reporting requirements.



881978.1
                                      B-11

                                    LIQUIDITY

     SPONSORS REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsors as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsors do not guarantee the enforceability, marketability or price of any Securities in the Portfolios or of the Units. The Sponsors may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form, by McLaughlin, Piven, Vogel Securities, Inc., 30 Wall Street, New York, New York 10005 or Reich & Tang Distributors Inc., 600 Fifth Avenue, New York, New York 10020. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

     Units purchased by the Sponsors in the secondary market may be reoffered for sale by the Sponsors at a price based on (i) the aggregate value of the Securities in a Trust plus (ii) a 4.495% sales charge (or 4.707% of the net amount invested) for the Industrial and Technology Trusts plus (iii) a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsors in the secondary market also may be redeemed by the Sponsors if they determine such redemption to be in their best interest.

     The Sponsors may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Liquidity--Trustee Redemption"). Factors that the Sponsors will consider in making a determination will include the number of Units of all Trusts which they have in inventory, their estimate of the stability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsors may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

     TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately fifteen months from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsors holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be canceled.

     Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee. For Units received after the close of trading on the NASDAQ or NYSE (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Accounts, or, if the balance therein is insufficient, from the Principal Accounts. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available

881978.1
                                      B-12
for redemptions. Such sales, if required, can result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the particular Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security. Provision is made in the Indenture under which the Sponsors may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trusts. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsors believe that the minimum amounts specified will be approximately 100 shares for readily marketable Securities.

     The Redemption Price per Unit is the pro rata share of the Unit in the Trusts determined by the Trustee on the basis of (i) the cash on hand in the particular Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial public offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the per 100 Unit organization costs to the Sponsors. The Trustee may determine the value of the Securities in each of the Trusts in the following manner: because the Securities are listed on national securities exchanges, this evaluation is based on the closing sale prices on those exchanges. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trusts' expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (i) on the basis of current bid prices for comparable securities, (ii) by appraising the value of the Securities on the bid side of the market or (iii) by any combination of the above.

     Any Unitholder tendering 2,500 Units or more of a Trust for redemption may request, by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption, a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a Trust portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

     The Trustee is irrevocably authorized in its discretion, if the Sponsors do not elect to purchase a Unit tendered for redemption or if the Sponsors tender a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.


881978.1
                                      B-13

     The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the NASDAQ, NYSE, or AMEX is closed, other than customary weekend and holiday closings, or when trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsors are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

     AUTOMATIC REDEMPTION. In the event a transfer of Units from a Unitholder's McLaughlin, Piven, Vogel brokerage account results in the automatic redemption of those Units, Unitholders will receive an amount equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of transfer. Automatic redemption proceeds will be paid within three business days following the tender of a notification of transfer.


                          ADMINISTRATION OF THE TRUSTS

     TRUST SUPERVISION. Each Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolios of the Trusts, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from a portfolio. Although the portfolios of the Trusts are regularly reviewed, because of the formula employed in selecting the Securities, it is unlikely the Trusts will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsors may direct the disposition of Securities upon the occurrence of certain events including: (i) default in payment of amounts due on any of the Securities; (ii) institution of certain legal proceedings; (iii) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected;
(iv) determination of the Sponsors that the tax treatment of the Trusts as a grantor trust would otherwise be jeopardized; or (v) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsors, will make the retention of the Security detrimental to the Trusts or the Unitholders. Furthermore, the Trusts will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be (i) ranked as one of the 25 best performing stocks on the S&P 500 Index, as measured by price appreciation, or (ii) included as one of the highest traded stocks on the NASDAQ or NYSE with a price appreciation of 40% or greater.

     In addition, each Trust Agreement provides as follows:

         1. If a default in the payment of amounts due on any Security occurs pursuant to provision (i) above and if the Sponsors fail to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsors, shall sell the Security.

         2. It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsors direct that it be retained.


881978.1
                                      B-14

         3. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, which shall be retained, shall be promptly sold unless the Sponsors direct that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Accounts of a Trust.

         4. The Sponsors are authorized to increase the size and number of Units of the Trusts by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security in a Trust established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsors may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsors may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

     TRUST AGREEMENT AND AMENDMENT. The Trust Agreements may be amended by the Trustee and the Sponsors without the consent of any of the Unitholders to: (i) cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (iii) make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

     The Trust Agreements may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trusts without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreements may not be amended, without the consent of the holders of all Units in the Trusts then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreements. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

     TRUST TERMINATION. The Trust Agreements provide that a Trust shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of a Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsors, terminate such Trust. Each Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsors for the sale of all or a portion of the Securities in the Trusts, and in so doing, the Sponsors will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsors from the Trusts in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trusts and

881978.1
                                      B-15
requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to Unitholders of at least 2,500 Units of a Trust prior to the commencement of the Liquidation Period):

         1. a Unitholder who owns at least 2,500 units and whose interest in a Trust will entitle it to receive at least one share of each underlying Security will have its Units redeemed on or about the commencement of the Liquidation Period. This will be accomplished by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

         2. to receive in cash such Unitholder's pro rata share of the net asset value of a Trust derived from the sale by the Sponsors as the agents of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of a Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

         3. to invest such Unitholder's pro rata share of the net assets of a Trust derived from the sale by the Sponsors as agents of the Trustee of the underlying Securities in units of a subsequent series of McLaughlin, Piven, Vogel Family of Trusts (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of the Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trusts in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trusts described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent that Securities contained in the New Series are treated as substantially identical to Securities held by a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.

     Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

     The Sponsors have agreed that, to the extent they effect the sales of underlying Securities for the Trustee, in the case of the second and third options during the Liquidation Period such sales will be free of brokerage commissions. The Sponsors, on behalf of the Trustee, will sell the Securities by the last business day of the Liquidation Period unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy. The Redemption Price Per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in a Trust.



881978.1
                                      B-16

     Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsors may purchase a large amount of securities for the New Series in a short period of time. The Sponsors' buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsors' purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsors believe that the sale of underlying Securities over the Liquidation Period described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsors, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

     Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating McLaughlin, Piven, Vogel Family of Trusts can sell Duplicated Securities directly to a New Series. The exemption will enable the Trusts to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

     The Sponsors may for any reason, in their sole discretion, decide not to sponsor any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsors so decide, the Sponsors will notify the Trustee of that decision, and the Trustee will notify the Unitholders. All Unitholders will then elect either option 1, if eligible, or option 2.

     By electing to rollover into the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trusts invested only in the New Series created following termination of the Trusts; the Sponsors expect, however, that a similar rollover program will be offered with respect to all subsequent series of the Trusts, thus giving Unitholders an opportunity to elect to rollover their terminating distributions into a New Series. The availability of the rollover privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the rollover program will be treated as an indication of interest only. The Sponsors intend to coordinate the date of deposit of a future series so that the terminating trusts will terminate contemporaneously with the creation of a New Series. The Sponsors reserve the right to modify, suspend or terminate the rollover privilege at any time.

     In the event the Sponsors determine that a redemption in kind and subsequent investment in a New Series by a Unitholder may be accomplished in a manner that will not result in the recognition of gain or loss for Federal income tax purposes with respect to any Securities included in the portfolio of the New Series, Unitholders will be notified at least 30 days prior to the Rollover Notification Date of the procedures and process necessary to facilitate such tax treatment.

     THE SPONSORS. McLaughlin, Piven, Vogel Securities, Inc. ("MPV") is a New York corporation engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the National Association of Securities Dealers, Inc. MPV maintains its principal business offices at 30 Wall Street, New York, New York 10005. The majority shareholder of MPV is James J. McLaughlin. Mr. McLaughlin may be deemed to be a controlling person of MPV.


881978.1
                                      B-17

     Reich & Tang Distributors, Inc., a Delaware corporation, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. The sole shareholder of Reich & Tang, Reich & Tang Asset Management, Inc. ("RTAM Inc.") is wholly owned by NEIC Holdings, Inc. which, effective December 29, 1997, was wholly owned by NEIC Operating Partnership, L.P. ("NEICOP"). Subsequently, on March 31, 1998, NEICOP changed its name to Nvest Companies, L.P. ("Nvest"). The general partners of Nvest are Nvest Corporation and Nvest L.P. As of March 31, 1998, Metropolitan Life Insurance Company ("MetLife") owned approximately 47% of the partnership interests of Nvest. Nvest, with a principal place of business at 399 Boylston Street, Boston, MA 02116, is a holding company of firms engaged in the securities and investment advisory business. These affiliates in the aggregate are investment advisors or managers to over 80 registered investment companies. Reich & Tang is Sponsor (and Co-Sponsor, as the case may be) for numerous series of unit investment trusts, including New York Municipal Trust, Series 1 (and Subsequent Series), Municipal Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured Municipal Securities Trust, Series 1 (and Subsequent Series), 5th Discount Series (and Subsequent Series), Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series) and Schwab Trusts.

     MetLife is a mutual life insurance company with assets of $330.6 billion at December 31, 1997. MetLife provides a wide range of insurance and investment products and services to individuals and groups and is the leader among United States life insurance companies in terms of total life insurance in force, which totaled $1.7 trillion on December 31, 1997 for MetLife and its insurance affiliates.

     The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out its contractual obligations. The Sponsors will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     The Sponsors may each resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsors. If at any time either of the Sponsors shall resign or fail to perform any of their duties under a Trust Agreement or become incapable of acting or become bankrupt or their affairs are taken over by public authorities, then the Trustee may either (i) appoint a successor sponsor; (ii) terminate a Trust Agreement and liquidate the Trusts; or
(iii) continue to act as Trustee without terminating a Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

     THE TRUSTEE. The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at Four New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or

881978.1
                                      B-18
responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trusts which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement. The Trustee has not participated in the selection of the Trusts' Securities.

     For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

     The Trustee may resign by executing an instrument in writing and filing the same with the Sponsors, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsors are obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsors. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

     Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.


                           TRUST EXPENSES AND CHARGES

     Investors will reimburse the Sponsors for all or a portion of the estimated costs incurred in organizing and offering the Trusts (collectively, the "organization costs")--including the cost of the initial preparation and execution of the Trust Agreements, registration of the Trusts and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and state registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trusts as of the close of the initial public offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trusts. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors. All advertising and selling expenses, as well as any organizational costs not paid by the Trusts, will be borne by the Sponsors at no cost to the Trusts.

     The Sponsors will receive, for portfolio supervisory services to the Trusts, an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsors' fee may exceed the actual cost of providing portfolio supervisory services for the Trusts, but at no time will the total amount received for portfolio supervisory services rendered to

881978.1
all series of the McLaughlin, Piven, Vogel Family of Trusts in any calendar year exceed the aggregate cost to the Sponsors of supplying such services in such year. (See "Administration of the Trusts--Trust Supervision.")

     The Trustee will receive, for its ordinary recurring services to the Trusts, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Administration of the Trusts" and "Rights of Unitholders."

     The Trustee's fees applicable to the Trusts are payable as of each Record Date from the Income Accounts of the Trusts to the extent funds are available and then from the Principal Accounts. Both the Sponsors' and the Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

     The following additional charges are or may be incurred by the Trusts: (i) all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreements, including the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (ii) fees of the Trustee for any extraordinary services performed under the Trust Agreements; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trusts; (iii) indemnification of the Sponsors for any losses, liabilities and expenses incurred in acting as sponsors of the Trusts without gross negligence, bad faith or willful misconduct on its part; and (iv) all taxes and other governmental charges imposed upon the Securities or any part of the Trusts (no such taxes or charges are being levied, made or, to the knowledge of the Sponsors, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trusts to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

     Unless the Sponsors otherwise direct, the accounts of the Trusts shall be audited not less than annually by independent public accountants selected by the Sponsors. The expenses of the audit shall be an expense of the Trusts. So long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds $.50 cents per 100 Units. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.


                                REINVESTMENT PLAN

     Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trusts) may be reinvested by participating in the Trusts' Reinvestment Plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of Additional Securities as described in "The Trusts--Deposit of Additional Securities" in this Part B. Units acquired by reinvestment will be subject to a reduced sales charge of 1.00%. Unitholders who participate in the Reinvestment Plan will nevertheless be subject to tax on their distributions in the manner described under "Tax Status." Investors should inform their broker when purchasing their Units if they wish to participate in the Reinvestment Plan. Thereafter, Unitholders should contact their broker if they wish to modify or terminate their election to participate in the Reinvestment Plan. In order to enable a Unitholder to participate in the Reinvestment Plan, with respect to a particular distribution on their Units, such notice must be made at least three business days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trusts. The Sponsors reserve the right to demand, modify or terminate the Reinvestment Plan at any time without prior notice. The Reinvestment Plan for the Trusts may not be available in all states.




881978.1
                                      B-20

                                   TAX STATUS

     This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code. Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

     In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the Opinion of Battle Fowler LLP, special counsel for the Sponsors, under existing law:

              1. The Trusts will be classified as grantor trusts for Federal income tax purposes and not as partnerships or associations taxable as corporations. Classification of the Trusts as grantor trusts will cause the Trusts not to be subject to Federal income tax, and will cause the Unitholders of the Trusts to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trusts. All income received by the Trusts will be treated as income of the Unitholders in the manner set forth below.

              2. The Trusts are not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trusts will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

              3. During the 90-day period subsequent to the initial issuance date, the Sponsors reserve the right to deposit Additional Securities that are substantially similar to those deposited in initially establishing the Trusts. This retained right falls within the guidelines promulgated by the IRS and should not affect the taxable status of the Trusts.

     A taxable event will generally occur with respect to each Unitholder when the Trusts dispose of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by the Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trusts (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trusts.

     For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by the Trusts is taxable as ordinary income to the extent of such corporation's current or accumulated earnings and profits. A Unitholder's pro rata portion of dividends paid on a Security that exceed current and accumulated earnings and profits will first reduce a Unitholder's tax basis in the Security, and to the extent that such dividends exceed a Unitholder's tax basis in the Security will generally be treated as a capital gain.

     A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trusts will generally be considered a capital gain and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, but non-corporate taxpayers who realize long-term capital gains may be subject to a

881978.1
                                      B-21
reduced tax rate of 20%, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

     A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trusts will generally be considered a capital loss and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

     A Unitholder that itemizes its deductions may also deduct its pro rata share of the fees and expenses of the Trusts, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

     After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trusts on the Securities, the gross proceeds received by the Trusts from the disposition of any Security, and the fees and expenses paid by the Trusts. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

     A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to its pro rata portion of dividends taxable as ordinary income received by the Trusts from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under
Section 246(c) of the Code) during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced if a corporate Unitholder owns stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

     As discussed in the section "Administration of the Trusts--Trust Termination," each Unitholder may have three options in receiving its termination distributions, namely (i) to receive its pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of its pro rata share of the underlying Securities, or (iii) to invest the amount of cash it will receive upon the liquidation of its pro rata share of the underlying Securities in units of a future series of the Trusts (if one is offered) at a reduced sales charge. A Unitholder that chooses option (i) should be treated as merely exchanging its undivided pro rata ownership of Securities held by the Trusts for sole ownership of a proportionate share of Securities, and therefore the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that will qualify for nonrecognition treatment to the extent the Unitholder is exchanging its undivided interest in all of the Trusts' Securities for its proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust.

     Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on unrelated business taxable income. Unrelated

881978.1
                                      B-22
business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trusts and gain from the sale of Units in the Trusts or the Trusts' sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

     Prospective investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trusts.


                                  OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.

     INDEPENDENT AUDITORS. The Statements of Financial Condition, including the Portfolios, are included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

     PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the strategy, the related index and the Trusts may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains, divided by the original public offering price. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in a strategy during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for the Trusts applying the investment strategies to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the NASDAQ, NYSE or similar exchanges, as well as the DJIA, S&P 500 Index or other similar indices. In addition, total return comparisons may be made to performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc., Standard & Poor's CompuStat and Center for Research in Security Prices (CRSP) at the University of Chicago or from publications such as The Wall Street Journal, Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trusts' relative performance for any future period.

     Pending the approval of the National Association of Securities Dealers Regulation, the Sponsors may also include, in advertisements, sales literature and reports to current or prospective investors, the performance of hypothetical portfolios to which the Sponsors have applied the same investment objectives and selection strategies, as well as back-tested data of the historical performance of such strategies, as described in "The Trusts--The Securities" and which the Sponsors intend to apply to the selection of securities for the Trusts. This performance information is intended to illustrate each of the Trust's strategies and should not be interpreted as indicative of the future performance of the Trusts.

     SEC WEBSITE. The Securities and Exchange Commission ("SEC") maintains a website that contains reports, proxy and information statements and other information regarding the Trusts which is filed electronically with the SEC. The SEC's Internet address is http:www.sec.gov. Offering materials for the sale of these Units available through the Internet are not being offered directly or indirectly to residents of a particular state nor is an offer of these Units through the Internet specifically directed to any person in a state by, or on behalf of, the issuer.


881978.1
                                      B-23

No person is authorized to give any information or to make any representations not contained in this Prospectus and you should not rely on any other information. The Trusts are registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trusts or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.


           ----------------------------------

                   Table of Contents

  Title                                      Page
  -----                                      ----


   PART A
Investment Summary.........................    A-2
Fee Table..................................    A-7
Summary of Essential Information...........    A-8
Statements of Financial Condition..........   A-10
Portfolios.................................   A-11
Report of Independent Auditors.............   A-13
   PART B
The Trusts.................................    B-1
Risk Considerations........................    B-5
Public Sale of Units.......................    B-8
Rights of Unitholders......................   B-10
Liquidity..................................   B-12
Administration of the Trusts...............   B-15
Trust Expenses and Charges.................   B-19
Reinvestment Plan..........................   B-20
Tax Status.................................   B-21
Other Matters..............................   B-23


   This Prospectus does not contain all of the
information set forth in the registration statement,
filed with the SEC, Washington, D.C., under the
Securities Act of 1933 (file no. 333-80211), and the
Investment Company Act of 1940 (file no. 811-08945),
and to which reference is made. Copies may be reviewed
and obtained from the SEC by:

  o     calling: 1-800-SEC-0330

  o     visiting the SEC Internet address:
        http://www.sec.gov

  o writing: Public Reference Section of the Commission, 450 Fifth Street, N.W.,
        Washington, D.C. 20549-6009


                            McLaughlin, Piven, Vogel
                                Family of Trusts


                           Industrial Trust Series III
                           Technology Trust Series III


                            (A Unit Investment Trust
                      comprised of two separate portfolios)


                                   PROSPECTUS


                             DATED: OCTOBER 19, 1999



                                    SPONSORS:


                            McLAUGHLIN, PIVEN, VOGEL
                                SECURITIES, INC.
                                 30 Wall Street
                            New York, New York 10005
                                  212-248-0750


                         REICH & TANG DISTRIBUTORS, INC.
                                600 Fifth Avenue
                            New York, New York 10020
                                  212-830-5400



                                    TRUSTEE:


                            THE CHASE MANHATTAN BANK
                                4 New York Plaza
                            New York, New York 10004



              This Prospectus does not constitute an offer to sell,
             or a solicitation of an offer to buy, securities in any
                 state to any person to whom it is not lawful to
                         make such offer in such state.



                       --------------------------------

881978.1

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

    The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

    The employees of McLaughlin, Piven, Vogel Securities, Inc. are covered under Broker's Blanket Policy, Standard Form 14, in the amount of $1,000,000.


ITEM B--CONTENTS OF REGISTRATION STATEMENT

    This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet on Form S-6.
     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheets to the Registration Statements of McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust filed on March 5, 1999, and McLaughlin, Piven, Vogel Family of Trusts, Pinnacle Trust filed on August 7, 1998.)
     The Prospectus consisting of        pages.
     Undertakings.
     Signatures.


     Written consents of the following persons:

       Battle Fowler LLP (included in Exhibit 3.1)
       Ernst & Young LLP

The following exhibits:


99.1.1      --     Reference Trust Agreement including certain amendments to the
                   Trust  Indenture  and  Agreement  referred  to under  Exhibit
                   99.1.1.1 below (filed as Exhibit 99.1.1 to Amendment No. 1 to
                   the  Form  S-6   Registration   Statement   No.333-80211   of
                   McLaughlin,  Piven, Vogel Family of Trusts,  Industrial Trust
                   Series II,  Technology  Trust Series II, and  Pinnacle  Trust
                   Large Cap Series III on July 20, 1999 and incorporated herein by reference).


99.1.1.1    --     Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to Amendment  No. 1 to Form S-6  Registration  Statement  No.
                   333-60915 of McLaughlin,  Piven,  Vogel Family of Trusts, The
                   Pinnacle Trust on September 23, 1998 and incorporated herein by reference).

99.1.3.5    --     Certificate of  Incorporation  of Reich & Tang  Distributors,
                   Inc.  (filed as  Exhibit  99.1.3.5  to Form S-6  Registration
                   Statement No. 333-44301 of Equity  Securities  Trust,  Series
                   16, Signature  Series,  Zacks All-Star  Analysts Trust III on
                   January 15, 1998 and incorporated herein by reference).

99.1.3.6    --     By-Laws of Reich & Tang Distributors,  Inc. (filed as Exhibit
                   99.1.3.6 to Form S-6 Registration  Statement No. 333-44301 of
                   Equity Securities Trust,  Series 16, Signature Series,  Zacks
                   All-Star   Analysts   Trust  III  on  January  15,  1998  and
                   incorporated herein by reference).

99.1.3.7    --     Certificate  of  Incorporation  of McLaughlin,  Piven,  Vogel
                   Securities,  Inc.  dated  March  8,  1977 and as  amended  on
                   January 16, 1979, June 8, 1979, August 27, 1979, May 3, 1982,
                   December  20, 1983 and  September  25, 1989 (filed as Exhibit
                   99.1.3.7 to Form S-6 Registration  Statement No. 333-60915 of
                   McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust
                   on August 7, 1998 and incorporated herein by reference).
883022.1

99.1.3.8    --     By-Laws of McLaughlin, Piven, Vogel Securities Inc. (filed as
                   Exhibit  99.1.3.8  to Form  S-6  Registration  Statement  No.
                   333-60915 of McLaughlin,  Piven,  Vogel Family of Trusts, The
                   Pinnacle Trust on August 7, 1998 and incorporated herein by reference).

*99.3.1     --     Opinion  of  Battle  Fowler  LLP  as to the  legality  of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

99.6.0      --     Power of Attorney  of Reich & Tang  Distributors,  Inc.,  the
                   Depositor,  by its officers  and a majority of its  Directors
                   (filed as Exhibit 99.6.0 to Form S-6  Registration  Statement
                   No.  333-44301  of  Equity  Securities   Trust,   Series  16,
                   Signature  Series,  Zacks  All-Star  Analysts  Trust  III  on
                   January 15, 1998 and incorporated herein by reference).

99.6.1      --     Power of Attorney of  McLaughlin,  Piven,  Vogel  Securities,
                   Inc.  (filed  as  Exhibit  99.6.1  to Form  S-6  Registration
                   Statement No. 333-60915 of McLaughlin, Piven, Vogel Family of
                   Trusts, The Pinnacle Trust on August 7, 1998 and incorporated herein by reference).


------------------
*  Filed herewith



                                      II-2
883022.1

                           UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES


      The Registrant hereby identifies McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series II and Technology Trust Series II for the purposes of the representations required by Rule 487 and represents the following:

      1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

      3)   That it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series III and Technology Trust Series III has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 19th day of October, 1999.


                               MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                               INDUSTRIAL TRUST SERIES III
                               TECHNOLOGY TRUST SERIES III
                                    (Registrant)

                               McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.
                                   (Depositor)

                               By  /S/  ALLAN  M. VOGEL
                                   ----------------------------
                                         Allan M. Vogel
                                      (Authorized Signator)

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of McLaughlin, Piven, Vogel Securities, Inc., the Depositor, in the capacities and on the dates indicated.


   Name                       Title                                             Date
----------                  ----------                                     -----------
JAMES C. MCLAUGHLIN         Chairman of the Board, Chief Executive
                                   Officer and Director


  ALLAN M. VOGEL            President, Secretary, Chief Financial          October 19, 1999
                                   Officer and Director


                                                                           By  /S/ ALLAN M. VOGEL
                                                                               ----------------------
                                                                               Allan M. Vogel
                                                                               Attorney-In-Fact*

---------------
* An executed copy of a Power of Attorney was filed as Exhibit 99.6.1 to Form S-6 Registration Statement No. 333-60915 on August 7, 1998.


883022.1

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES


      The Registrant hereby identifies McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series II, and Technology Trust Series II for the purposes of the representations required by Rule 487 and represents the following:

      1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

      3)   That it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series III and Technology Trust Series III has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 19th day of October, 1999.


                                      MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                                      INDUSTRIAL TRUST SERIES III
                                      TECHNOLOGY TRUST SERIES III
                                           (Registrant)

                                      REICH & TANG DISTRIBUTORS, INC.
                                            (Depositor)


                                      By /S/   PETER J. DEMARCO
                                         -----------------------------------
                                                 Peter J. DeMarco
                                             Executive Vice President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.




            Name                      Title                Date
            -----                     -----               -------
RICHARD E. SMITH III   President and Director
PETER S. VOSS          Director
G. NEAL RYLAND         Director
EDWARD N. WADSWORTH    Executive Officer
STEVEN W. DUFF         Director                         October 19, 1999
PETER J. DEMARCO       Executive Vice President
RICHARD I. WEINER      Vice President
BERNADETTE N. FINN     Vice President             By /S/   PETER J. DEMARCO
LORRAINE C. HYSLER     Secretary                     ---------------------------
RICHARD DE SANCTIS     Treasurer                      Peter J. DeMarco
                                                     as Executive Vice President
                                                       and Attorney-In-Fact*

-------------
 * Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998.

883022.1

                         CONSENT OF INDEPENDENT AUDITORS


      We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated October 19, 1999, in this Registration Statement (Form S-6 No. 333-88495) of McLaughlin, Piven, Vogel Family of Trusts, Industrial Trust Series III and Technology Trust Series III.



                                            ERNST & YOUNG LLP



New York, New York
October 19, 1999



883022.1